12013469

SEC Mail Processing Section
FEB 29 2012
Washington, DC 123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35642

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Planners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

226 West Eldorado Street
(No. and Street)

Decatur (City) IL (State) 62522 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rita Colee 217-425-6340
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cameron, Smith & Company
(Name – *if individual, state last, first, middle name*)

2319 West Jefferson (Address) Springfield (City) IL (State) 62702 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rita Colee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Planners, Inc, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
AMBER D HOWELL
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 07-02-2012

Rita L Colee
Signature

Treasurer
Title

Amber D Howell
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT PLANNERS, INC.

ANNUAL FINANCIAL REPORT

For the year ended December 31, 2011

INVESTMENT PLANNERS, INC.

CONTENTS
December 31, 2011

Cameron, Smith & Company
certified public accountants
a professional corporation

"Your partner in financial success"

2319 West Jefferson
Springfield, Illinois 62702

Telephone 217-787-8822
Facsimile 217-787-8823

Independent Auditor's Report

February 22, 2012

Officers and Directors
Investment Planners, Inc.
226 W. Eldorado
Decatur, Illinois 62525-0170

Dear Sirs:

We have audited the accompanying balance sheets of Investment Planners, Inc., (a Illinois corporation) as of December 31, 2011 and 2010, and the related statements of earnings, changes in stockholder equity, and cash flows for the years then ended. These financial statements are the responsibility of the management of Investment Planners, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Planners, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other record used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole

Sincerely,
Cameron, Smith & Company

Jay B. Smith, CPA, CFP™
Principal
Springfield, Illinois

INVESTMENT PLANNERS, INC.

BALANCE SHEETS
December 31, 2011 and 2010

ASSETS	2011	2010
Current Assets:		
Cash and cash equivalents	**$ 160,037**	43,107
Investments - trading	**117,210**	163,835
Commissions receivable	**577,074**	448,988
Miscellaneous receivable	**10,394**	74,647
Income tax refunds receivable		25,679
Prepaid expenses	**38,432**	23,336
Total current assets	**903,147**	779,592
Fixed Assets:		
Leasehold improvements	**152,255**	152,255
Office furniture and equipment	**451,429**	448,749
Software	**101,241**	101,241
	704,925	702,245
Less accumulated depreciation	**(473,641)**	(441,956)
Less accumulated amortization	**(101,036)**	(100,045)
Net fixed assets	**130,248**	160,244
Other Assets:		
Deferred tax asset	**8,783**	30,374
Loan to affiliated entity	**76,125**	75,563
Total other assets	**84,908**	105,937
TOTAL ASSETS	**$ 1,118,303**	1,045,773

See Notes to Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY	**2011**	2010
Current Liabilities:		
Bank overdraft	**$**	44,970
Accounts payable	**18,402**	34,927
Commissions payable	**543,036**	417,706
Income taxes payable	**15,910**	
Accrued expenses:		
Wages and payroll tax	**6,050**	1,024
Total current liabilities	**583,398**	498,627
Deferred Income Taxes		6,928
Total liabilities	**583,398**	505,555
Stockholders' Equity:		
Common stock - no par value	**12,375**	12,375
Paid in capital	**10,125**	10,125
Retained earnings	**512,405**	517,718
Total stockholders' equity	**534,905**	540,218
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 1,118,303**	1,045,773

INVESTMENT PLANNERS, INC.

STATEMENTS OF EARNINGS
Years ended December 31, 2011 and 2010

	2011	2010
Revenue:		
Commissions revenue	$ 8,739,219	8,101,708
Interest and dividends	3,272	4,816
Other income	24,436	316,283
Gain on investments	2,191	
Increase (decrease) in market value - trading securities	(14,680)	17,810
Gross earnings	8,754,438	8,440,617
Expenses:		
Agent and employee compensation and benefits	7,963,266	7,652,772
Communications and data processing	64,796	61,770
Occupancy	210,930	211,070
Other expenses	499,222	580,321
Total expenses	8,738,214	8,505,933
Earnings (loss) before income taxes	16,224	(65,316)
Income tax expense (benefit)	21,537	(19,555)
Net earnings (loss)	$ (5,313)	(45,761)

See Notes to Financial Statements.

INVESTMENT PLANNERS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 2011 and 2010

	Capital Stock	Paid in Capital	Retained Earnings	Total
Balance, December 31, 2009	$ 12,375	10,125	663,039	685,539
Dividends paid			(99,560)	(99,560)
Net earnings (loss)			(45,761)	(45,761)
Balance, December 31, 2010	**12,375**	**10,125**	**517,718**	**540,218**
Net earnings (loss)			**(5,313)**	**(5,313)**
Balance, December 31, 2011	**$ 12,375**	**10,125**	**512,405**	**534,905**

See Notes to Financial Statements.

INVESTMENT PLANNERS, INC.

STATEMENTS OF CASH FLOWS
Years ended December 31, 2011 and 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (5,313)	(45,761)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation and amortization	32,676	41,882
Gain on investments sold	(2,191)	
Change in market value	14,680	(17,810)
Deferred income taxes	14,662	(4,553)
Change in assets - (increase) decrease:		
Commissions receivable	(128,086)	73,911
Other receivable	64,253	(7,368)
Prepaid expenses	(15,096)	632
Income tax receivable	25,679	112,699
Change in liabilities - increase (decrease):		
Bank overdraft	(44,970)	44,970
Accounts payable	(16,525)	(64,019)
Commissions payable	125,330	(57,388)
Accrued wages and payroll taxes	5,026	(6,303)
Accrued income taxes	15,910	
Net cash flows from operating activities	86,035	70,892
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investments	(965)	(8,898)
Proceeds from sale of investments	35,102	
Loaned to affiliate	(562)	(563)
Purchases of fixed assets	(2,680)	(29,874)
Net cash flows from investing activities	30,895	(39,335)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividend to shareholder		(99,560)
Net cash flows from financing activities	-	(99,560)
Net increase (decrease) in cash and cash equivalents	116,930	(68,003)
Cash and cash equivalents, beginning of year	43,107	111,110
Cash and cash equivalents, end of year	$ 160,037	43,107
SUPPLEMENTAL DISCLOSURES		
Interest paid	$ -	-
Income taxes paid (refunds received), net	$ (34,018)	(127,700)

See Notes to Financial Statements.

Note 1 - Significant Accounting Policies

Nature of Operations: The Company operates as a broker and dealer of various types of investment vehicles throughout the United States. The administrative office is located in Decatur, Illinois. Operations in other states are conducted through commissioned representatives. Such commissioned representatives are responsible for their own offices.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting: The Company's financial statements are prepared using the accrual method. Commission income and expenses are reported on a trade date basis.

Commissions Receivable: Commissions receivable are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the outstanding balances, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Fixed Assets: Office furniture and equipment is depreciated using the declining balance method over five to seven years. Leasehold improvements are amortized over the life of the lease, plus possible extensions, 15 years. Software is amortized over three years using straight-line amortization.

Cash and Cash Equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes: Income taxes are provided for based upon net earnings as reported in the financial statements. Deferred income taxes are provided for significant differences between financial and tax reporting. Such differences are primarily financial vs. tax depreciation.

Subsequent Events: Management has evaluated subsequent events through February 22, 2012, the date the financial statements were available to be issued.

Note 2 - Fair Value Measurements

Mutual funds and common stocks are classified as trading securities. Changes in the fair market value are reported in the statement of earnings.

Fair values of assets measured on a recurring basis as of December 31, 2011 and 2010, are as follows:

	Fair Value Measurements at Reporting Date Using:			
	Fair Value	Quoted Prices in Active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2011:				
Common stock	$ 9,893	9,893		
Mutual funds	107,317	107,317		
Totals	117,210	117,210	-	-
2010:				
Common stocks	8,271	8,271		
Mutual funds	155,564	155,564		
Totals	$ 163,835	163,835	-	-

Financial assets valued using Level 1 inputs are based on unadjusted quoted market prices within active markets.

Financial assets valued using Level 2 inputs are based primarily on quoted prices for similar assets in active or inactive markets.

Financial assets valued using Level 3 inputs are based on appraised values.

All assets have been valued using a market approach. There have been no changes in valuation techniques and related inputs.

Note 3 - Capital Stock

Capital stock consists of 100,000 shares authorized, 12,375 shares issued and outstanding, no par value, common stock.

Note 4 - Related Party Transactions

At December 31, 2011, the loan to affiliated entity, $ 76,125, is an interest-bearing unsecured loan to IPI Wealth Management, Inc.

At December 31, 2010, the miscellaneous receivable included $ 41,848 receivable from IPI Wealth Management, Inc., a company related by common ownership. At December 31, 2010, the loan to affiliated entity, $ 75,563, is an interest-bearing unsecured loan to IPI Wealth Management, Inc.

During 2011 and 2010, the Company paid various reimbursements for auto use. At December 31, 2011 and 2010, the Company does not rent any vehicles and the Company is not obligated for any vehicle lease payments.

Note 5 - Cash and Cash Equivalents

At December 31, 2011 and 2010, cash and cash equivalents consisted of:

	2011	2010
Checking account, Busey Bank	**$ 85,847**	32,475
Money Market Funds	**54,190**	632
Deposit with Clearing Organization	**20,000**	10,000
	$ 160,037	43,107

Note 6 - Deposit with Clearing Organization

The Company is required to maintain a deposit of $ 20,000 (2010 - $ 10,000) with the organization that clears its customers' transactions. The $ 20,000 (2010 - $ 10,000) is included in cash and cash equivalents.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission net capital requirements which require minimum net capital amounts be maintained. At December 31, 2011, and 2010, the Company's minimum net capital requirement was $ 50,000 and $ 50,000, respectively. The Company was in compliance with the net capital requirement at December 31, 2011 and 2010.

Note 8 - Employee Benefit Plan

In 2004, the Company amended its defined contribution plan to be a safe-harbor 401(k) plan. The plan covers virtually all employees. The profit sharing plan expense for 2011 was $ 19,700 (2010 - $ 19,224).

Note 9 - Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains its checking account and a money market account in one financial institution located in Decatur, Illinois and two money market funds with other fund groups. The balances are insured by the Federal Deposit Insurance Corporation up to current limits. At December 31, 2011 and 2010, the Company had no uninsured cash balances.

Note 10 - Operating Leases/Related Party Transactions

The Company leases its Decatur office space under a lease agreement for $ 6,500 per month. The landlord is related to the Company through common ownership. The lease is classified as an operating lease. Office lease paid during 2011 was $ 78,000 (2010 - $ 78,000).

The Company leases an airplane from a company related to it through common ownership, under terms of a lease dated March 1, 2001, for $ 2,600 per month in 2011, and $ 2,600 per month in 2010. Lease expense for 2011 was $ 31,200 (2010 - $ 20,171).

Note 11 - Income Tax Expense

Income tax expense (benefit) for the years ended December 31, 2011 and 2010, consisted of:

	2011	2010
Current	**$ 6,875**	(15,002)
Deferred	**14,662**	(4,553)
	$ 21,537	(19,555)

The deferred income tax benefit is calculated based on certain timing differences as stated in Note 12.

Note 11 - Income Tax Expense, continued

The Company has adopted the provisions of FIN 48, *Accounting for Income Taxes* (FASB ASC 740-10). The Company records a liability for any uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. No such positions existed at December 31, 2011 and 2010, and no interest or penalties are recognized in the statements of earnings or balance sheet. The Company is no longer subject to U.S. federal or state income tax examinations by taxing authorities for years ending December 31, 2008 and before.

Note 12 - Deferred Tax Asset and Liability

The deferred income tax asset and liability are calculated based on the following items:

	2011	2010
Accumulated depreciation	**$(19,354)**	(25,595)
Unrealized loss on investments	**28,137**	18,667
Net deferred tax asset (liability)	**8,783**	(6,928)
State tax benefits from net operating loss carryforward expiring in 2021		
Net deferred tax asset	**$ -**	30,374

Management has elected not to record a valuation allowance for the tax benefit from the net operating loss carryforward.

Note 13 - Agreements

During 2006 and 2007, the Company entered into agreements with financial institutions in Lanark, Illinois and Manhattan, Kansas, to provide registered representatives to each institution. The Company is required to pay each institution a set percentage of the gross fees collected for brokerage and advisory services. The payments to the institutions represent reimbursement for costs associated with providing facilities, assistance, equipment, advertising and certain other items. The Kansas agreement expires March 28, 2010, and the Illinois agreement expires August 10, 2008. The agreements automatically renew unless notice of termination is given. The agreements do not state any minimum required payments.

Note 14 - Related Party Expense Reimbursement

The Company is related to IPI Wealth Management, Inc. through common ownership. During 2011 and 2010, IPI Wealth Management, Inc. reimbursed the Company for certain expenses that the Company paid on behalf of IPI Wealth Management, Inc. In 2011, the amount of the reimbursement was $ 184,109 (2010 - $ 185,848).

During 2010, the Company paid $ 5,500 in overhead reimbursement to IPI Holding, LLP, a company related to it through common ownership.

Note 15 - Reclassifications

Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform to current year financial statements.

SUPPLEMENTAL SCHEDULES

FIRM NAME Investment Planners, Inc. Schedule 1

AGGREGATE INDEBTEDNESS/NET CAPITAL COMPUTATION as of December 31, 2011

PART I

TOTAL ASSETS			$	1,118,303
LESS: TOTAL LIABILITIES (Exclusive of subordinated debt)			$	(583,397)
NET WORTH			$	534,906
DEDUCTIONS FROM AND/OR CHARGES TO NET WORTH:				
Total Non-Allowable Assets	$	322,166		
Other deductions or changes	$	4,381		
TOTAL DEDUCTIONS FROM NET WORTH			$	(326,547)
NET CAPITAL BEFORE HAIRCUTS			$	208,359
HAIRCUTS:				
Certificates of Deposit and Commercial Paper	$			
U. S. and Canadian government obligations	$			
State and Municipal government obligations	$			
Corporate obligations	$			
Stocks and warrants	$			
Options	$			
Arbitrage	$			
Other Securities	$	18,115		
TOTAL HAIRCUTS			$	(18,115)
NET CAPITAL			$	190,244

PART II

MINIMUM NET CAPITAL REQUIREMENT	$	50,000
TOTAL NET CAPITAL	$	190,244
TOTAL AGGREGATE INDEBTEDNESS	$	583,397
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$	307%
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$	140,244

INVESTMENT PLANNERS, INC **Schedule 2**

ADDITIONAL INFORMATION FOR NET CAPITAL COMPUTATION
December 31, 2011

The deductions from and/or charges to net worth are:

Non-allowed assets	
Non-allowed receivable	$ 58,184
Non-allowed receivable from non-customer	5,174
Non-allowed receivable from affiliate	76,125
Non-allowed miscellaneous receivable	5,220
Non-allowed fixed assets	130,248
Non-allowed prepaid assets	38,432
Non-allowed deferred tax	8,783
Non-allowed income tax receivable	-
	322,166
Other deductions or charges	
Bond deductible	4,000
Unsecured debits from clearance account	381
	4,381
	$ 326,547

Schedule 3

Investment Planners, Inc.
Decatur, Illinois

There was a material difference regarding the net capital computation at December 31, 2011 between the unaudited computation in the Focus Report IIA and the net capital computation submitted with this report.

- The cash increased by $ 5,032
- The receivables increased by $ 7,930
- The other receivables - non-allowed increased by $ 16,678
- The investment in and receivable from affiliates increased by $ 562
- The non allowed assets of fixed assets increased by $ 13,389
- The prepaid expenses increased by $ 15,096
- The deferred tax asset decreased by $ 21,591
- The miscellaneous and income tax receivable increased by $ 958
- The accounts payable increased by $ 259,011
- The retained earnings decreased by $ 220,957
- The net capital decreased by $ 246,049

No material inadequacies were found to exist.

Investment Planners, Inc. is exempt from Rule 15c3-3 as of December 31, 2011 under Rule 15c303k(ii). Transactions are cleared through another broker/dealer. No computation for the reserve requirement and no information relating to possession or control requirements is required.

Amended FOCUS reports to be submitted February 27, 2012. When amended FOCUS filed, it is in agreement with audited financial statements.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Cameron, Smith & Company
certified public accountants
a professional corporation

"Your partner in financial success"

2319 West Jefferson
Springfield, Illinois 62702

Telephone 217-787-8822
Facsimile 217-787-8823

February 22, 2012

Board of Directors
Investment Planners, Inc.
226 W. Eldorado Street
Decatur, Illinois 62522

In planning and performing our audit of the financial statements of Investment Planners, Inc., as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practice and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures as we considered relevant to the objectives stated in Rule 17A-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error and fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement on the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,
Cameron, Smith & Company

Jay B. Smith, CPA, CFP™
Principal
Springfield, Illinois

Cameron, Smith & Company
certified public accountants
a professional corporation

"Your partner in financial success"

2319 West Jefferson
Springfield, Illinois 62702

Telephone 217-787-8822
Facsimile 217-787-8823

February 22, 2012

Board of Directors
Investment Planners, Inc.
226 W. Eldorado Street
Decatur, Illinois 62522

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Investment Planners, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Investment Planners, Inc. 's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Investment Planners, Inc.'s management is responsible for the Investment Planners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries set forth in the general ledger noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7T for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers and reconciled to amounts in general ledger noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Sincerely,
Cameron, Smith & Company

Jay B. Smith, CPA, CFP™
Principal
Springfield, Illinois

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ______________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

035642 FINRA DEC
INVESTMENT PLANNERS INC. 19*19
226 W ELDORADO ST
DECATUR IL 62522-2113

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Rita Colee 217-425-6340

2. A. General Assessment (item 2e from page 2) $ 6,396.00

B. Less payment made with SIPC-6 filed (exclude interest) (3,806.00)

____
Date Paid

C. Less prior overpayment applied (843.00)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,747.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,747.00

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Investment Planners, Inc.
(Name of Corporation, Partnership or other organization)

Rita L. Colee
(Authorized Signature)

Dated the 27th day of February, 20 12.

Treasurer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ________, 20___
and ending ________, 20___

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 8,754,438.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ________

(2) Net loss from principal transactions in securities in trading accounts. — ________

(3) Net loss from principal transactions in commodities in trading accounts. — ________

(4) Interest and dividend expense deducted in determining item 2a. — ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ________

(7) Net loss from securities in investment accounts. — 26,989.00

Total additions — 8,781,427.00

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 6,208.707.00

(2) Revenues from commodity transactions. — ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — ________

(4) Reimbursements for postage in connection with proxy solicitation. — ________

(5) Net gain from securities in investment accounts. — 14,499.00

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

____ — ________

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) — ________

Total deductions — 6,223,206.00

2d. SIPC Net Operating Revenues — $ 2,558,251.00

2e. General Assessment @ .0025 — $ 6,396.00

(to page 1, line 2.A.)